January 19, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          AMCOL International Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed December 30, 2011
File No. 001-14447

Dear Ms. Jenkins:

We received the Commission’s comment letter dated January 4, 2012 and are diligently preparing our response.  Due to timing considerations in connection with our year-end earnings release and audit, we are unable to respond in writing within ten (10) business days and we hereby respectfully request an extension.  We plan to file our response with the Commission on or before January 31, 2012.

If you have any questions regarding these matters or require any additional information, please contact me at 847-851-1626.

Very truly yours,

Donald W. Pearson
Chief Financial Officer